EXHIBIT 12.1

CIT Group Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (dollars in millions)
	Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Earnings:
Net income (loss)	$468.2	$(848.0)	$1,034.1	$1,119.1	$675.7
(Benefit) provision for income taxes - continuing operations	(67.8)	203.5	(538.0)	(432.4)	50.4
Loss (income) from discontinued operation, net of taxes	(208.8)	665.4	(310.0)	(443.4)	(437.3)
Income from continuing operations, before provision for income taxes	191.6	20.9	186.1	243.3	288.8
Fixed Charges:
Interest and debt expenses on indebtedness	717.7	753.2	731.4	715.1	751.2
Interest factor: one-third of rentals on real and personal properties	14.9	15.5	11.1	7.2	7.7
Total fixed charges for computation of ratio	732.6	768.7	742.5	722.3	758.9
Total earnings before provision for income taxes and fixed charges	$924.2	$789.6	$928.6	$965.6	$1,047.7

Ratios of earnings to fixed charges	1.83x	1.03x	1.25x	1.34x	1.38x